Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Pre-tax loss from continuing operations	(84,229)	(40,242)	(33,459)	(37,593)	(74,151)	4,928	21,367
Add:
Fixed Charges	49,076	49,243	67,098	58,953	52,366	48,794	33,459
Total adjusted earnings (loss) available for payment of fixed charges	(35,153)	9,001	33,639	21,360	(21,785)	53,722	54,826
Fixed Charges:
Interest expense	25,838	22,619	31,298	24,143	17,755	14,914	12,891
Amortization of debt discount and deferred financing costs	3,717	7,655	10,261	9,024	5,997	7,713	1,030
Portion of rental expense representing interest	19,521	18,969	25,539	25,786	28,614	26,167	19,538
Total Fixed Charges	49,076	49,243	67,098	58,953	52,366	48,794	33,459
Ratio of Earnings to Fixed Charges	(a)	(a)	(a)	(a)	(a)	1.1	1.6

(a)               Earnings were insufficient to cover fixed charges by $84.2 million, $40.2 million, $33.5 million, $37.6 million, and $74.2 million for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010, respectively.